CUSIP No. 878311109 Page 1 of 7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 10)*
TechTeam Global, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
878311 10 9
(CUSIP Number)
Seth W. Hamot Roark, Rearden & Hamot, LLC 420 Boylston Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109 Page 2 of 7

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% 1
14.	TYPE OF REPORTING PERSON PN

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109 Page 3 of 7

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% 1
14.	TYPE OF REPORTING PERSON OO

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109 Page 4 of 7

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%1
14.	TYPE OF REPORTING PERSON IN, HC

1 Based on 11,189,878 shares outstanding as of August 1, 2010, as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2010, as filed on August 9, 2010.

CUSIP No. 878311109 Page 5 of 7

AMENDMENT NO. 10 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed on February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed on May 11, 2006, Amendment No. 6 filed on August 15, 2006, Amendment No. 7 filed on January 12, 2009, Amendment No. 8 filed on February 12, 2009 and Amendment No. 9 filed on June 8, 2010 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto

As reported in Amendment No. 9 to Schedule 13D, on June 3, 2010, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Jacobs Engineering Group Inc. and Jacobs Technology Inc. (the “Buyers”).  Pursuant to the Purchase Agreement, the Issuer agreed to sell, assign, transfer and deliver to the Buyers all of the issued and outstanding shares of capital stock in TechTeam Government Solutions, Inc.  On September 14, 2010, the Issuer and the Buyers entered into Amendment No. 1 to the Stock Purchase Agreement and Limited Waiver (the “Purchase Agreement Amendment”).  The Purchase Agreement Amendment amends the Stock Purchase Agreement and waives certain conditions to the closing of the transaction contemplated thereby.  In connection with the Purchase Agreement Amendment, Costa Brava Partnership III L.P. entered into a Stockholder Consent to Amendment of Stock Purchase Agreement (the “Consent”).  The Purchase Agreement Amendment and the Consent are incorporated herein as Exhibits A and B, respectively, by reference to Exhibits 2.1 and 99.1, respectively, to the Issuer's Report on Form 8-K filed with the Commission on September 15, 2010, and any descriptions thereof are qualified in their entirety by reference thereto.

As of the date of this Amendment No. 10, except as set forth above or in the information previously reported on the Schedule 13D, none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated by reference to the information provided on the cover pages to this Amendment No. 10.

Item 6.         Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

CUSIP No. 878311109 Page 6 of 7

The information set forth in Item 4 of this Amendment No. 10 and the exhibits hereto are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit A – Form of Purchase Agreement Amendment (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the Commission on September 15, 2010)

Exhibit B – Consent (incorporated by reference to Exhibit 99.1 to the Issuer's Report on Form 8-K filed with the Commission on September 15, 2010)

CUSIP No. 878311109 Page 7 of 7

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:     September 22, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner
By:	/s/ Seth W. Hamot
Seth W. Hamot President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Seth W. Hamot President
SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot